Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

June 16, 2009

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene
Re:	Tortoise North American Energy Corporation (the “Company”)

File Numbers 811-21700; 333-158403

To the Commission:

On April 3, 2009, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization (the "Reorganization") of Tortoise Gas and Oil Corporation ("TGO" and together with the Company, each a "Fund" and collectively the "Funds") with and into the Company.  On May 13, 2009, the Company received comments on the Registration Statement from Larry L. Greene of the Commission staff by telephone call with the undersigned.  The following sets forth the comments of the Commission staff and the Company’s responses to those comments.  Unless otherwise noted, all page references are to the Registration Statement.  The Company has simultaneously filed Pre-Effective Amendment No. 1 to the Registration Statement to respond to the comments received from the Commission staff.

Accounting Comments

1.     Comment:                                The disclosure provides that the Company may not be able to utilize the deferred tax asset of TGO.  Please adjust the table titled "Capitalization" on page 32 and the Pro Forma Statement of Assets and Liabilities so that the amount of TGO's deferred tax asset is removed from assets.

        Response:                                The referenced table is historical in that it reflects the capitalization of the Funds as of November 30, 2008, and the pro forma capitalization of the combined fund as if the Reorganization had occurred on that date.  As of November 30, 2008, only TGO had a deferred tax asset.  Thus, the disclosure in the table is complete and correct and has not been revised.

        In addition, the Company does not believe that removing the amount of the deferred tax asset for TGO from assets in the Pro Forma Statement of Assets and Liabilities accurately reflects the financial position of TGO or the combined fund.  As noted above, only TGO had a deferred tax asset as of November 30, 2008.  Each Fund had a deferred tax asset as of February

United States Securities and Exchange Commission June 16, 2009 page 2

28, 2009.  Each Fund will calculate its deferred taxes as part of its net asset value calculation at the time the Reorganization is completed, and, as is set forth in the disclosure, the deferred tax asset of either Fund could be higher or lower than its deferred tax asset as of February 28, 2009.  The combined fund will have its own deferred tax calculation and will calculate the amount of any deferred tax asset when it calculates its first net asset value following the Reorganization.  The pro forma amount of this deferred tax asset for the combined fund could be greater than the sum of the two Fund's deferred tax assets as of February 28, 2009.  The Company believes this may be the case even if TGO's deferred tax asset is zero.  The Company has included disclosure regarding the potential that the Reorganization may be taxable to provide full disclosure of all possible outcomes.

2.           Comment:                                In the table titled "Fees and Expenses for Common Stockholders of the Funds as of November 30, 2008" on page 3, please explain the marked decrease in the amount of "Other Expenses" for the combined fund as compared to either fund individually.

Response:                                The marked decrease in the ratio of “Other Expenses” included in the referenced table is primarily due to the anticipated elimination of substantial duplicative fixed expenses as well as the ability to reach breakpoints on certain variable expenses (e.g., administration, etc.) due to greater combined assets, reflected as a percent of the larger combined net asset base following the proposed Reorganization.

3.           Comment:                                The line items in the table titled "Capitalization" on page 32 do not correspond with the Pro Forma Financial Statements.  Please simplify the table to show just total net assets.

Response:                                The disclosure has been revised as requested.

4.           Comment:                                Please revise the table titled "Capitalization" on page 32 so that the costs of the reorganization are reflected as an adjustment.

Response:                                The disclosure has been revised as requested.

5.           Comment:                                Please revise the table titled "Capitalization" on page 32 so that the amount of all deferred advisory fees are reflected as an adjustment.  Please also add disclosure to the proxy statement explaining the deferred advisory fees.

Response:                                The deferred advisory fees are reflected in “Accumulated net investment income (loss) net of income taxes” within the  reference table, as these fees have been expensed as incurred throughout the existence of TGO, but not yet paid. The payment of these fees will not have an impact on the referenced table other than resulting in a decrease in assets and offsetting elimination of the deferred advisory fee payable.  The management fee paid by TGO, including the deferred management fee, is explained in detail beginning on page 30 of Pre-Effective

United States Securities and Exchange Commission June 16, 2009 page 3

Amendment No. 1 under the heading “Compensation and Expenses—Tortoise Gas and Oil Corporation.”

6.           Comment:                                Please add "Net Asset Value per Share" as a line item to the table titled "Capitalization" on page 32.

Response:                                The disclosure has been revised as requested.

7.           Comment:                                In the Pro Forma Combined Schedule of Investments please further explain the adjustments noted by the asterisk prior to the footnotes.

Response:                                The disclosure has been revised as requested.

8.           Comment:                                Please further explain the capitalization adjustment in footnote four to the Pro Forma Combined Statement of Assets and Liabilities.

Response:                                The disclosure has been revised as requested.

9.           Comment:                                Footnote two to the Pro Forma Combined Statement of Operations provides that adjustments to operating expenses are due to "the elimination and reduction of duplicative expenses as a result of the Reorganization."  This does not explain all reductions.  Please revise footnote two to provide a complete explanation of the reduction in operating expenses.

Response:                                The disclosure has been revised as requested.

10.           Comment:                                In Note 2 "Investment Valuation" in the Notes to Pro Forma Combined Financial Statements, please include all of the disclosure required by Statement of Financial Accounting Standards No. 157.

Response:                                The disclosure has been revised as requested.

Non Accounting Comments

1.           Comment:                                Please confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the 1933 Act.

Response:                                The Company hereby makes such confirmation.

2.           Comment:                                In the first line of the stockholder letter please clarify that stockholders are being provided with a joint registration statement/proxy.

Response:                                The disclosure has been revised as requested.

United States Securities and Exchange Commission June 16, 2009 page 4

3.           Comment:                                In various places the disclosure contemplates fee waivers for 2010 and 2011.  Please revise the disclosure to clarify whether these fee waivers are for the calendar or fiscal years 2010 and 2011.

Response:                                The disclosure has been revised as requested.

4.           Comment:                                The disclosure provides that the total net asset value of the new shares of the Company to be issued will equal the net asset value of the shares of TGO outstanding on the business day prior to closing of the reorganization, less the costs of the reorganization attributable to those common shares.  Please consider whether the proposed offering will be below net asset value in violation of Section 23 of the 1940 Act.

Response:                                Shares of the Company will be issued at net asset value in exchange for the net assets of TGO.  The shares of the Company issued in the Reorganization will not be issued below net asset value, as the costs of the Reorganization will be included in the calculation of the Company's net asset value used to determine the number of shares of the Company to be issued to stockholders of TGO.

5.           Comment:                                Please revise the answer to the Q&A question "Why is the Reorganization being recommended?" so that the potential risks of the reorganization are addressed.

Response:                                The disclosure has been revised as requested.

6.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" provides a specific percentage total when discussing operating expense savings.  Please explain how this percentage is derived and whether including such a percentage is appropriate.

Response:                                The percentage in question is derived from the Pro Forma Combined Financial Statements included as Appendix B to the Statement of Additional Information.  This fact is disclosed immediately prior to the presentation of the percentage in question and the Company has revised the disclosure to make the source more clear.  The Company believes that it has fully disclosed the source of the percentage in question and that it provides meaningful information to stockholders.

7.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" discusses additional management fee waivers.  Please (i) explain why the waivers are contingent upon the consummation of the Reorganization, (ii) confirm that the Adviser will not be able to recoup or recapture any of the waived amounts, and (iii) revise the disclosure to add a cross reference to disclosure that highlights that because the fee paid to the Adviser is based on managed assets, the Adviser's determination to utilize leverage may conflict with the best interests of the Company and its stockholders.

United States Securities and Exchange Commission June 16, 2009 page 5

Response:                                The Company currently pays the Adviser a fee equal on an annual basis to 1.0% of its average monthly managed assets.  Under a fee waiver agreement with the Company, however, the Adviser has contractually agreed to waive 0.10% of such fee through December 31, 2009.  In order to provide stockholders the benefit of the Company's current fee structure for another year upon consummation of the Reorganization, and then not immediately increase the fee structure by the entire previously waived amount, the Adviser has agreed to (i) a 0.10% management fee waiver effective January 1, 2010 through December 31, 2010, and (ii) a waiver of 0.05% effective January 1, 2011 through December 31, 2011.  The Adviser will not be able to recoup or recapture any fees foregone as a result of these waivers.  The requested cross reference has been added to the disclosure.

8.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" provides that the larger market capitalization of the combined fund may provide an opportunity for enhanced market liquidity over the long-term.  Please explain whether there is any empirical support for this claim.

Response:                                This claim is based in part on the experience of the Adviser in managing other closed-end funds, including Tortoise Energy Infrastructure Corporation and Tortoise Energy Capital Corporation, each of which has a larger market capitalization and larger average daily trading volume than the Company.  Although the Adviser expects enhanced liquidity, please note that the disclosure only provides that the reorganization may result in enhanced liquidity.

9.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" contains a sentence beginning "As of February 28, 2009."  A similar sentence appears on page i but contains different numbers.  Please revise the disclosure to reconcile this difference.

Response:                                The second referenced sentence provides information about the assets of the Funds, while the first referenced sentence provides information about the market capitalization of the Funds.  This distinction is intended.

10.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" provides that the leverage levels are "low" at each Fund.  Please revise the disclosure to explain why the leverage levels are considered low.  Please also consider revising the disclosure to explain to investors the risks that result from the Company being more leveraged than TGO.

Response:                                The disclosure has been revised to eliminate the reference to "low" leverage levels.  As of April 30, 2009, leverage represented 17.5% of the Company's assets and 17.1% of TGO's assets.  Because the percentages are so close, the Company does not believe the

United States Securities and Exchange Commission June 16, 2009 page 6 additional disclosure suggested is necessary.  The Company notes that the risks of leverage are addressed under the heading "Leverage Risk."

11.           Comment:                                The answer to the Q&A question "Why is the Reorganization being recommended?" discloses that "the level of distributions paid by the Company following the Reorganization may be higher or lower than historical levels."  Please revise the disclosure to clarify what is meant by "historical levels."

Response:                                The disclosure has been revised as requested.

12.           Comment:                                Please confirm whether the Company intends to obtain a ruling or opinion regarding tax matters in connection with the Reorganization.

Response:                                The Company hereby confirms that it will receive an opinion of counsel as to tax matters as a condition to closing the Reorganization.

13.           Comment:                                Please confirm whether the shift in investment focus for TGO mentioned in the answer to the Q&A question "Why is the Reorganization being recommended?" has been previously communicated to TGO stockholders.

Response:                                TGO has communicated this shift in investment focus to its stockholders, including in its 2008 Annual Report dated November 30, 2008.

14.           Comment:                                When discussing market liquidity in the answer to the Q&A question "Why is the Reorganization being recommended?" please remove or clarify the phrase "similar to an IPO."

Response:                                The disclosure has been revised as requested.

15.           Comment:                                In the answer to the Q&A question "Why is the Reorganization being recommended?" please add a caveat that there are no guarantees of net asset value recovery and appreciation, or utilization of TGO's deferred tax asset when discussing the alternatives to liquidation.

Response:                                The disclosure has been revised as requested.

16.           Comment:                                In the answer to the Q&A question "Why is the Reorganization being recommended?" Please clarify the term "absolute level of distributions."  Please add disclosure comparing the distribution history of the Company and TGO.

Response:                                The disclosure regarding "absolute level of distributions" has been revised as requested.  The Company does not believe that adding disclosure regarding the distribution histories of the Company and TGO will be beneficial to stockholders because it will not provide

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insight into the anticipated per share distributions of the combined fund.  The disclosure does provide that the aggregate amount of distributions received by stockholders of both Funds is not anticipated to change following the Reorganization as a result of the Reorganization.  Furthermore, the disclosure provides that although the distribution amounts paid per share on the common stock of each Fund differ, because TGO common stockholders will receive shares of common stock of the Company with an equivalent net asset value in the Reorganization, any such differences in distribution amount should be offset by the number of shares of common stock of the Company received in the Reorganization.

17.           Comment:                                Please delete the table contained in the answer to the Q&A question "What is the potential impact to each Fund's expense ratio?" or move it so that it appears after the table titled "Fees and Expenses for Common Stockholders of the Funds as of November 30, 2008."

Response:                                The disclosure has been revised as requested.

18.           Comment:                                Please confirm that the disclosure notes the fact that because the fee the Company pays to the Adviser is based on managed assets, the Adviser's determination to utilize leverage may conflict with the best interests of the combined fund and its stockholders.

Response:                                Disclosure on page 29 of Pre-Effective Amendment No. 1 highlights that because the fee paid to the Adviser is determined on the basis of the Company's managed assets, the Adviser's interest in determining whether to use leverage may conflict with the interests of the Company and its stockholders.

19.           Comment:                                Please confirm whether or not the amount of deferred advisory fees is included in the table titled "Fees and Expenses for Common Stockholders of the Funds as of November 30, 2008."  If the amount of deferred advisory fees is not included in the table, please explain why they are not included.

Response:                                 The Company hereby confirms that the amount of deferred advisory fees is included in the referenced table.

20.           Comment:                                Please consider whether the heading "Combined" in the table contained in the answer to the Q&A question "Are the Fund's investment strategies similar?" should be "Pro Forma Combined."

Response:                                The referenced heading has been revised as suggested.

21.           Comment:                                The answer to the Q&A question "Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization?" discusses the attribution of the expenses of the Reorganization.  Please disclose the basis for such attribution.

United States Securities and Exchange Commission June 16, 2009 page 8

Response:                                The disclosure has been revised as requested.

22.           Comment:                                Please confirm that the disclosure explains the consequences of the Reorganization being treated as a taxable transaction.

Response:                                Disclosure under the heading "Federal Income Tax Consequence if the Transaction Fails to Qualify as a Tax-Free Reorganization" on page 54 of Pre-Effective Amendment No. 1 explains the consequences of the Reorganization being treated as a taxable transaction.

23.           Comment:                                Please move the table found in the Q&A Question "How will the deferred tax assets of the Funds be treated in the Reorganization" so that it appears after the table titled "Fees and Expenses for Common Stockholders of the Funds as of November 30, 2008."

Response:                                The disclosure has been revised as requested.

24.           Comment:                                The following comments relate to the table titled "Fees and Expenses for Common Stockholders of the Funds as of November 30, 2008."

(a)           Please identify which Fund will be the Pro Forma Combined Fund.

(b)           Please note that a fee waiver must be in effect for a year from the date of the filing in question to be reflected in the table.  If the fee waiver is not in effect for a year from the date of the filing in question it must be reflected in the footnotes.

(c)           Please explain why the table is as of November 30, 2008.

(d)           In footnote three please disclose the basis for attributing expenses.

(e)           Please explain the rationale for including the table in footnote nine.

Response:

(a)           The disclosure has been revised as requested.

(b)           The Company’s current fee waiver of 0.10% expires on December 31, 2009. The Pro Forma Combined Fund would continue the Company’s fee waiver for calendar year 2009 and also have a fee waiver of 0.10% in calendar year 2010 and 0.05% in calendar year 2011. As these expense waivers continue for multiple years, the Company has included these fee waivers for the Pro Forma Combined Fund in the fee table and example.  Additionally, so as to not overstate the current Net Annual Expenses incurred by the Company on a standalone basis (and thus overstate the reduction of Net Annual Expenses in the Pro Forma Combined Fund) the Company has also included TYN's current fee waiver of 0.10% that expires on December 31,

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2009.  The Company believes this is an appropriate reflection to make an "apples to apples" comparison.

  Detailed footnotes have been added to the disclosure explaining how the waivers are being applied to the fee table and example.

(c)           The table has been updated as of February 28, 2009, the end of the Company's most recent fiscal quarter.

(d)           The disclosure has been revised as requested.

(e)           The table in footnote nine contains information about the change in operating expenses expected as a result of the Reorganization as a percentage of managed assets, as opposed to net assets as in the main table.  As the fees paid to the Adviser by the Funds are based on managed assets, the Company believes that this table provides meaningful disclosure to investors.  In addition, the disclosure in footnote nine is consistent with disclosure found in the filings of other funds managed by the Adviser and agreed upon after significant discussion with the Commission staff.

25.           Comment:                                Please confirm that the treatment of abstentions and broker non-votes is disclosed with respect to Proposal 3.

Response:                                Disclosure regarding the treatment of abstentions and broker non-votes with respect to Proposal 3 is found on page 66 of Pre-Effective Amendment No. 1.

26.           Comment:                                Please revise the disclosure to use the term "junk" when describing below investment grade bonds.

Response:                                The disclosure has been revised as requested.

27.           Comment:                                Please confirm whether the shift in investment focus for TGO is consistent with its investment policies.

Response:                                TGO hereby confirms that its current investment focus is consistent with its fundamental and nonfundamental investment policies.

28.           Comment:                                Disclosure on page S-1 provides that neither Fund will issue senior securities or borrow money expect as permitted by the 1940 Act.  Please confirm that the disclosure mentions what those limitations are, or revise the disclosure to include such language.

Response:                                The referenced 1940 Act limitations are disclosed on pages S-2 and S-3 of the Reorganization Statement of Additional Information.

United States Securities and Exchange Commission June 16, 2009 page 10

29.           Comment:                                Please confirm whether any investments on the Pro Forma Schedule of Investments need to be marked as securities that may need to be sold as a result of the Reorganization.

Response:                                The Company hereby confirms that no investments on the Pro Forma Schedule of Investments need to be marked as securities that may need to be sold as a result of the Reorganization.

*           *           *           *           *

If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

                 Very truly yours,

                           Eric J. Gervais

cc:	Mr. Terry C. Matlack
Mr. Larry L. Greene